OMB APPROVAL
OMB Number: 3235-0116
Expires: February 29, 2008
Estimated average burden hours per response...8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2008
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

NEWS RELEASE

Investor Contact : John Farina
Unit C, 17/F, Edificio Comercial Rodrigues,
599 da Avenida da Praia Grande, Macao,
PRCTEL : (853) 2835 6333 / FAX : (853) 2835 6262
EMAIL: shareholder@namtai.com
WEB: www.namtai.com

COMPLETION OF THE SALE OF NAM TAI’S ENTIRE INTEREST
IN J.I.C. TECHNOLOGY COMPANY LIMITED
Nam Tai Sold JIC Shares for Cash of Approximately $51.1 million
Macao, PRC — March 4, 2008 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that it has completed its previously announced sale of its entire interest in J.I.C. Technology Company Limited (“JIC”), a Hong Kong Stock Exchange-listed subsidiaries (stock code: 00987). Nam Tai sold 572,594,978 shares of JIC, representing approximately 74.99% of the outstanding share capital of JIC to HKC (Holdings) Limited (“HKC”) whose securities are listed on the Hong Kong Stock Exchange (stock code: 00190) for cash in the aggregated amount of approximately $51.1 million. Further information concerning the transaction will be available on the websites of JIC and HKC, which may be accessed at www.jic-group.com and www.hkcholdings.com, respectively.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai currently has one Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information specific to NTEEP. The stock code of NTEEP in The Stock Exchange of Hong Kong is 2633,. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of Nam Tai based solely upon reliance on such information.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date March 5, 2008	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	President and Chief Financial Officer